January 13, 2017

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Frank Knapp, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ctrip.com International, Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed on April 22, 2016 (File No. 001-33853)

Dear Ms. Collins and Mr. Knapp:

This letter sets forth the Company’s responses to the comments contained in the letter dated December 16, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 Form 20-F filed by the Company on April 22, 2016 (the “2015 20-F”), following the letters dated September 9, 2016, September 30, 2016 and October 25, 2016 from the Staff and the Company’s responses submitted on September 23, 2016, October 14, 2016, and November 8, 2016, respectively. The comments are repeated below in bold and followed by the responses thereto.

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Form 6-K Filed September 6, 2016

1.                                      There is a presumption in ASC 323-10-15 that ownership of less than 20% of the voting stock of an investee should not be accounted for under the equity method unless there is evidence that supports the company’s ability to exercise significant influence over the investee. Please explain further the following as it relates to your analysis under ASC 323-10-15:

The Company respectfully advises the Staff that the Company is aware that its shareholding in Homeinns is less than the general presumptive level of equity ownership for purposes of determining significant influence (i.e., 20%) as provided for in ASC 323-10-15. When concluding that the Company exercises significant influence over Homeinns, the Company relied upon the guidance under ASC 323-10-15 and analyzed other facts and circumstances involved in its investment in Homeinns (i.e., ASC 323-10-15 suggests that when combined with other indicators, ownership of less than 20% of an investee’s voting shares may also provide the investor with the ability to exercise significant influence). According to ASC 323-10-15-6, such indicators include (a) representation on the board of directors; (b) participation in policy-making processes; (c) material intra-entity transactions; (d) interchange of managerial personnel; (e) technological dependency; and (f) extent of ownership by an investor in relation to the concentration of other shareholdings. The Company is also aware that, under real estate industry guidance ASC 974-323-25-1(d), common board members is also expressly referenced as a factor in determining significant influence.

The major facts and circumstances evaluated by the Company include the relationships among the Company, the Founders Group and Homeinns, the level and extent of the Company’s ownership in Homeinns, the Company’s business purpose and participating rights, the material volume of business transactions between the Company and Homeinns, both legal form and commercial substance of the investment, as well as the above-mentioned indicators provided for in ASC 323-10-15-6, among other things. Such considerations and assessments have been included in the Company’s previous responses to the Staff, and are hereby further elaborated to address the comments below.

•                  In your response to comment 4 in your October 14, 2016 letter, you state that the Founders Group will have the right to appoint two directors to Homeinns board so long as the Founders collectively own 15% of Homeinns’ outstanding ordinary shares. However, it appears that Ctrip, and not the Founders Group, holds the equity interest in Homeinns. Tell us how the Founders Group meets the requirements to appoint Homeinns’ directors;

The Company respectfully advises the Staff that the Founders Group and the Company, respectively, hold approximately 4.5% and 15% on record of Homeinns’ total outstanding share capital as of December 31, 2015. Since James Jianzhang Liang is the executive chairman of the Company (formerly also the chief executive officer until December 2016), Min Fan is vice chairman and president of the Company, and Neil Nanpeng Shen and Qi Ji are directors of the Company, they are deemed as affiliates of the Company under the U.S. securities laws. Moreover, James Jianzhang Liang and Neil Nanpeng Shen were both deemed as beneficial owners of the 15% equity interest held of record by the Company (see p. 60, Item 6.E of the annual report on Form 20-F filed by Homeinns on April 24, 2015 as the latest example). Therefore, the Founders Group of Homeinns beneficially owns approximately 19.5% of equity interest of Homeinns and thus is entitled to appoint two directors according to Homeinns’ memorandum and articles of association. Both James Jianzhang Liang and Neil Nanpeng Shen were appointed as directors of Homeinns when the Founders Group’s beneficial ownership first reached 15% and remained as directors of Homeinns ever since without any objection from the other shareholders.

•                  Describe how the four individual Founders select directors to appoint to the Homeinns board and what, if any, legal agreements govern this selection process;

The Company respectfully advises the Staff that when appointing the two directors of Homeinns (i.e., James Jianzhang Liang and Neil Nanpeng Shen), the four individual Founders made internal deliberation and agreed with the Company on their selected director nominees prior to the official director selection process. Both of the nominees were then incumbent directors and executive officers of the Company. Other than the relevant provisions related to director appointment and removal in the memorandum and articles of association of Homeinns, the Company is not aware of any other agreements governing the director selection process of the four individual Founders.

•                  Explain how the rights of the Founders Group to appoint Homeinns’ board members support your assertion that Ctrip has the ability to exercise significant influence over Homeinns. In this regard, we note that the four individual Founders:

•                  in the aggregate, own less than 5% of Ctrip’s outstanding ordinary shares;

•                  do not hold a majority of the votes on Ctrip’s board of directors; and

•                  have a right to appoint three directors to the Ctrip’s board that is subject to approval of a majority of the company’s independent directors; and

The Company respectfully advises the Staff that it understands that the Founders Group may not have absolute control over the Company. However, the Company, the Founders Group and Homeinns are a related party group, and the Company’s ability to exercise significant influence over Homeinns is realized not through the control of the Company downstream from the Founders Group, but rather through the related party group and other factors as discussed below. The Company has the ability to exercise significant influence over Homeinns through the fact that its top executive and directors are sitting on the board of Homeinns. The Company’s major considerations include:

(1)             The Company, the Founders Group and Homeinns are considered a related party group with the common director arrangement

The Company believes that, although there is no direct absolute control of Homeinns by the Company, the Company, the Founders Group and Homeinns are a related party group based on the following considerations:

•             The Founders Group established the Company in 1999. Then in 2001, the Company, together with the Founders Group, incorporated Homeinns with the Company being a controlling shareholder. The Company spun off its equity ownership in Homeinns in 2003, before Homeinns’ initial public offering. In 2008 and 2009, the Company acquired an aggregate of approximately 18.25% of equity interest of Homeinns. The Company has provided material volume of business to Homeinns, which accounted for 6%, 10% and 16% of the total revenue of Homeinns for fiscal 2014, 2015 and the nine-month period ended September 30, 2016, respectively, as further elaborated below. The history of formation of, and investment in, Homeinns by the Company as well as the material volume of business transactions indicate close relationships among the Company, the Founders Group and Homeinns;

•             The Company is deemed as a related party of Homeinns under ASC 850-10-05-3 because the Company is a principal owner of Homeinns;

•             James Jianzhang Liang is an executive of the Company and is therefore deemed as its related party under ASC 850-10-05-3; and

•             Both James Jianzhang Liang and Neil Nanpeng Shen have been directors on the eight-member board of Homeinns. And all four founders have been directors of the Company, before and after the size of the Company’s board was changed from six directors to eight directors in October 2015. Moreover, according to the memorandum and articles of association of the Company, the Founders Group has the right to appoint three directors (subject to approval of a majority of its independent directors). Under ASC 810-10-25-43(c), the Founders Group is deemed as de facto agents of the Company and Homeinns from the accounting perspective.

As aforementioned, both James Jianzhang Liang and Neil Nanpeng Shen are deemed as beneficial owners of the equity interest in Homeinns held by the Company, and the memorandum and articles of association of Homeinns stipulate that the Founders Group is entitled to appoint two directors, so long as they collectively own at least 15% of shares of Homeinns. The Company believes that its no-less-than 15% of investment in Homeinns enables it to maintain the common director arrangement in the related party group, which provides the Company with the ability to exercise significant influence under ASC 323-10-15-6(a).

In addition, although there is no explicit general guidance for the common director arrangement under ASC 323-10-15, the real estate industry guidance ASC 974-323-25-1(d) states that common directors is one of the factors indicating the existence of significant influence of a real estate investment trust over a service corporation. Although ASC 974-323-25-1(d) is not strictly applicable to the analysis hereunder, the Company considers the common director arrangement under that interpretation to be analogous to the scenario hereunder, and thus the analysis hereunder should consider the impact of common director arrangement on assessment of ability to exercise significant influence.

(2)             The Company has all along been a principal shareholder of Homeinns considering its level of concentration of shareholding

As aforementioned, in 2008 and 2009, the Company acquired an aggregate of approximately 18.25% of equity interest of Homeinns, after which the Company became the single largest shareholder of Homeinns. Given the widely distributed public float of Homeinns and the extent of its ownership, the Company started to account for its investment in Homeinns using equity method under ASC 323-10-15-6(f) from 2009 when its ownership reached 18.25%.

Although the Company’s ownership in Homeinns was subsequently diluted to approximately 15% in 2012 due to the additional share issuance of Homeinns, the relationships among the related party group did not change. The Company has always been one of the two largest shareholders of Homeinns, with its shareholding in Homeinns at roughly the same level of BTG’s and the rest of shareholdings being widely dispersed, until BTG acquired approximately 66% of equity interest of Homeinns in April 2016. After the BTG acquisition, the Company is still the second largest shareholder of Homeinns. As mentioned in the Company’s previous response dated October 14, 2016, since the Company continuously has been one of the principal shareholders of Homeinns and its 15% ownership still enables it to maintain the common director arrangement, without any material changes to other facts and circumstances, the Company believes that the change in its ownership of Homeinns (from 18.25% to 15%) did not result in material change of its influence over Homeinns under ASC 323-10-35-36, and thus its investment in Homeinns should continue to be accounted for under the equity method.

(3)             The Company has effectively participated in the policy-making process of Homeinns

Through the common director arrangement, the Company has effectively participated in the policy-making process of Homeinns, similar to the participating rights under ASC 323-10-15-6(b). By the common directors’ attendance of board meetings of Homeinns, the Company has access to Homeinns’ confidential materials, participates in discussions of Homeinns’ business strategy, significant financing and investment arrangement, and reviews and evaluates the performance of Homeinns’ management. Specifically, the Company also participated in the privatization transaction of Homeinns as one of the buyers.

(4)             The Company has provided material volume of business to Homeinns

In addition to the shareholding and common director arrangement among the related party group, the Company and Homeinns overlap in the leisure industry and have close business collaboration arrangements where the Company has provided significant business to Homeinns. As a leading travel service provider in China, the Company has been the largest online agent for Homeinns and the room nights sold through the Company accounted for 6%, 10% and 16% of the total revenue of Homeinns for fiscal 2014, 2015 and the nine-month period ended September 30, 2016, respectively. Therefore, from an operational perspective, there have been material volume of business transactions between the Company and Homeinns under ASC 323-10-15-6(c), through which the Company considers itself having the ability to exercise significant influence over the operating policies of Homeinns.

•                  Tell us how much of the “equity in income/(loss) of affiliates” income statement line item relates to Homeinns for each of the fiscal years 2014 and 2015, and to date in fiscal 2016 and how much of such amounts relate to the equity pick-up versus the basis difference. Also, tell us whether the company believes the effects of the investment in Homeinns is material to your financial statements.

The Company respectfully advises the Staff of the amount of the “equity in income/(loss) of affiliates” income statement line item relates to Homeinns for 2014, 2015 and the nine-month period ended September 30, 2016 as follows:

	2014	2015	Nine-month ended September 30, 2016
	RMB (in millions)
Equity pick-up for Homeinns	91	46	15
Amortisation of basis difference	(3)	(4)	(2)
Total equity in income/(loss) of Homeinns	88	42	13

Consolidated revenue of Ctrip	7,772	11,497	14,609
Consolidated pre-tax income/(loss) of Ctrip	35	3,005	(1,588)
Average pre-tax income of Ctrip in five years	994	N/A	N/A

Investments in Homeinns to total asset of Ctrip	2.89%	0.81%	0.72%
Equity pick-up income to pre-tax income/(loss)	251%	1.32%	-0.72%
Equity pick-up income to five-year average pre-tax income	9%	N/A	N/A
Equity pick-up income/(loss) to revenue	1%	1%	0.1%

The Company concludes that the effects of the investment in Homeinns are not material to its financial statements for fiscal 2015 and the nine-month period ended September 30, 2016, respectively.

The Company respectfully advises the Staff that the effect of the investment was significant to its fiscal 2014 pre-tax income. The Company happened to be in a temporary breakeven position in 2014, so that the Company considers the 2014 pre-tax income not representative and less meaningful as a benchmark to assess whether the effect is material. Therefore, the Company has further assessed the effect in 2014 against the average pre-tax income in the past five years, which is believed to better represent its normal size of the financial results. Although the 9% equity pick-up income to 5-year average pre-tax income does not appear to be immaterial, considering that such effect was solely generated from a financial statement line item below the profit before tax and was from the result of its investee, which is not the main business of the Company, the Company believes such effect should not be concluded as material without further assessing the following qualitative factors.

The Company assessed certain qualitative factors as follows: (1) the effect did not impact the operation income, pre-tax income and trend of its earnings, nor did it change the net income into loss; (2) such effect only accounts for approximately 1% or less of the Company’s total revenue in the periods presented, which indicates a limited impact on the business operation of the Company; (3) the Company does not consider such effect of equity pick-up to be an area of focus of the intended users of the financial statements; and (4) such effect did not affect the Company’s compliance with any regulatory requirements, loan covenants or other contractual requirements, nor did it impact management compensation. Therefore, the Company concludes that such effects were not material to the financial statements for the periods presented as a whole from the perspective of the intended users of these financial statements.

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If you have any additional questions or comments regarding the 2015 Form 20-F, please contact the undersigned at +86.21.3406.4880 Ext. 12202. Thank you.

Very truly yours,

/s/ Xiaofan Wang
Xiaofan Wang
Chief Financial Officer
Ctrip.com International, Ltd.

Cc:     James Jianzhang Liang, Executive Chairman, Ctrip.com International, Ltd.

Min Fan, Vice Chairman and President, Ctrip.com International, Ltd.

Jane Jie Sun, Chief Executive Officer, Ctrip.com International, Ltd.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP